Exhibit 99.1

Sierra Metals Reports Positive Drilling Results from the High-Grade Bolivar West Zone at the Bolivar Copper Mine, Mexico

•	Recently completed drill program of 28 holes (12,300 meters), has provided the Company with good Copper, Zinc and Silver Grades. This detailed drill data will provide the Company with new data to update the current resources at the Bolivar mine. This resource update will be completed by Q4 2017.
•	Average grade of 2.55% copper equivalent with an average true width of 9.1 meters, which is significantly above Bolivar's current resource grade and current head grades. The in-fill drilling in this manto formation covered an area 300 meters long and 180 meters wide.
•	Bolivar West still has further potential resource growth prospects and remains open to the northeast.

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Drill hole highlights include:

	Real Width	EqCu (%)	Cu (%)	Ag (gpt)	Au (gpt)	Zn (%)
Hole 4:	over 9.0m	4.05	2.34	69	0.0	2.02
Hole 16:	over 12.6m	3.23	1.44	133	0.1	0.71
Hole 22:	over 13.5m	2.76	2.24	48	0.0	0.01
Hole 24:	over 11.2m	3.28	2.43	47	0.0	0.72
Hole 29:	over 17.6m	8.05	1.95	488	0.0	1.56

TORONTO, Sept. 5, 2017 /CNW/ - Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or "the Company") today announced assay results from a recently completed definition drilling program at the Bolivar West zone which is located adjacent to the current operations at the Bolivar Mine. The highlight of this program is that at completion the drill information will be included in a future resource update for the Bolivar Mine located in Urique, Chihuahua state, Mexico.

Our exploration programs have identified skarn ore deposits in the form of mantos in the area extending for eight kilometers.  The brownfield drilling program completed had been designed with a target of increasing the grades being mined at the Bolivar Mine and defining further mineral resources.  Drilling results have been summarized in Table 1 below.

Alonso Lujan, Vice President Exploration at Sierra Metals stated: "The assay results have positively confirmed the existence of higher grade copper mineralization with an average copper equivalent grade of 2.55%.  This will help to increase head grades at the mill when this material is included in the future mine plans. The assay results have also provided the necessary data needed to update our current resource base for the Bolivar mine. The update is planned for completion in Q4 2017." He continued, "We believe the Bolivar mining district has an attractive potential for further exploration success."

"This is an important advance for the uncovering of the asset value of our Bolivar Copper Mine." stated Igor Gonzales, President and CEO of Sierra Metals. "Today's results confirm the existence of higher copper grades and an additional deposit which may support potential future throughput expansions. We are excited by the potential shown by these results, and how it will help to positively transform current operations and future cashflows at Bolivar." He continued, "Finding higher grade areas at Bolivar has been a strategic focus for our exploration team in order to increase cashflows generated from our operations. Historically, Bolivar has mined high grade copper/zinc/silver zones and we think the current exploration programs have the potential to identify additional resources with similar grades as the current drilling results demonstrate."

He concluded, "Brownfield exploration has played a very important role to drive a potential expansion of mineral resources at all three Sierra Metals mines. The drill results announced in our recent press releases for all the mines have demonstrated this.  We expect that their upcoming technical reports should confirm the potential for future expansions.  The continued brownfield drilling of high-value targets at all mines into 2018 is likely to continue producing potential mineral resource growth to support the company's growth plan in the medium term."

Bolivar Mine Geology

The Bolivar mine district encompasses 15,217 hectares over range of elevation of 1,950 to 700 meters above sea level in the Sierra Madre Occidental Mountain Range. It is the result of one of largest volcanic events in the world that occurred between the Cretaceous and the Tertiary periods. The Sierra Madre Occidental is formed by two volcanic groups. Upper Volcanic Complex and Lower Volcanic Complex. Within the sedimentary-vulcan sequence of the upper cretaceous in the Lower Volcanic Group the replacement deposits are developed in form of mantles.

The Sierra Madre Occidental is one of the largest known epithermal precious metal metallogenic provinces and is host to well-known gold and silver producing mining districts, including: Concheño, Ocampo, Bacis, Tayoltita, Topia, Guanacevi, La Cienega, Mulatos El Sauzal and Pinos Altos.

The mineralization at Bolivar West zone is located approximately 450 meters below the surface, and can occasionally be observed alterations at surface.

Table 1.1 Results from the drill program

No Hole	Internal Control	Real Width (m)	Au g/t	Ag g/t	Cu %	Zn %	EQCu %
DB15B510	2	2.0	0.0	53	1.25	3.77	3.61
DB15B514	3	7.2	0.0	7	0.47	0.35	0.71
DB15B516	4	9.2	0.0	69	2.34	2.02	4.05
DB15B524	7	7.4	0.1	42	1.27	1.40	2.39
DB16B525	8	15.6	0.33	41	1.39	0.77	2.20
DB16B534	10	5.9	0.0	6	0.84	0.22	1.00
DB16B536	12	8.7	0.0	14	1.30	0.61	1.74

DB16B538	14	18.0	0.0	37	1.84	0.02	2.25
DB16B540	15	6.7	0.4	26	0.85	0.01	1.13
DB16B541	16	12.6	0.1	133	1.44	0.71	3.23
DB16B543	18	10.3	0.0	49	1.02	0.89	1.97
DB16B545	19	8.7	0.0	68	1.94	0.04	2.70
DB16B546	20	10.6	0.0	36	1.11	0.04	1.52
DB16B547	21	9.8	0.0	26	0.72	0.14	1.07
DB16B549	22	13.5	0.0	48	2.24	0.01	2.76

DB16B550	23	11.9	0.0	20	0.95	0.16	1.24
DB17B564	24	11.2	0.0	47	2.43	0.72	3.28
DB17B567	27	3.0	0.0	61	2.37	0.32	3.18
DB17B569	34	1.5	0.0	3	0.05	1.30	0.70
DB17B570	29	17.6	0.0	488	1.95	1.56	8.05
DB17B574	28	1.5	0.0	64	1.39	0.02	1.46
DB17B576	32	18.0	0.0	12	1.29	1.00	1.89
DB17B580	41	6.0	0.0	51	1.51	0.53	2.32

DB17B581	31	3.9	0.0	33	0.94	0.08	1.34
DB17B566	26	1.5	0.0	5	1.14	0.01	1.20
DB17B595	48	4.0	0.0	37	1.03	1.27	2.03
DB17B589	45	13.9	0.0	50	2.04	0.10	2.63
DB17B593	44	15.8	0.0	50	1.17	0.02	1.73

Samples were dried, crushed and pulverized by ALS Chemex in Chihuahua City, samples pulp were shipped by ALS Chemex to their laboratory in Vancouver, Canada.

Figure 1 shows a Plan Map of Bolivar.  It highlights Bolivar West, Bolivar NW, El Gallo Mine and Bolivar Mine. Figure 2 shows a drilling map, Figure 3-5 displays cross sections of drilling.

Qualified Persons

The technical content of this news release has been reviewed and approved by Gordon Babcock P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP (Geologist by Mining Engineer) and Vice President of Corporate Planning is a qualified person and chartered professional qualifying as a competent person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Consultant to Sierra Metals is a qualified person and chartered professional qualifying as a competent person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

SOURCE Sierra Metals Inc.

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For further information: regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, V.P., Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, Email: info@sierrametals.com; Alonso Lujan, V.P., Exploration, Sierra Metals Inc., +(51) 630-3100, +(52) 614-4260211; Igor Gonzales, President & CEO, Sierra Metals Inc., +1(416) 366-7777

CO: Sierra Metals Inc.

CNW 07:00e 05-SEP-17